ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West
Suite 200
Houston, Texas 77067

September 23, 2008

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:  Response to comments on ExpressJet Holdings, Inc. Form 10-K for the year ended December 31, 2007

File No. 001-31300

Dear Ms. Cvrkel:

We received your letter dated September 4, 2008.  We have reviewed your comments and offer below our supplemental response.  Your comment is highlighted in bold below followed by our response.

1.         Note 1 (g) – Intangible Assets, page 79.  Reference is made to your disclosure regarding Airport Operating Rights.  Please revise your disclosure in future filings to comply with all disclosure requirements of paragraph 45(a) of SFAS No. 142.

            Response.  Beginning with our Form 10-Q for the nine months ended September 30, 2008, we will disclose the gross carrying amount and accumulated amortization, in total and for the reporting period, and the estimated aggregate amortization expense for each of the five succeeding fiscal years, as appropriate, for our airport operating rights.

2.         Note 3 – Segment Reporting, page 88.  We note from page 48 that before 2007, the company did not have segments that were deemed material and therefore, financial data is only presented for the Contract Flying segment for the year 2006 and prior.  Specifically, we note that Aviation Services was aggregated with Contract Flying in prior periods.  Please note that if a segment is identified for reporting in the current period, prior period results should be restated, regardless of materiality, to reflect the segment separately for comparability unless it is impracticable to do so.  Refer to paragraphs 23 and 34-35 of SFAS 131 and revise future filings as appropriate.

            Response.  Prior to 2007, separate operating results for Aviation Services are not available and the cost to develop such would be excessive.  As disclosed in our Item 9A. Controls and Procedures of Annual Report on Form 10-K for the year ended December 31, 2006, beginning January 1, 2007, we have an integrated human resources, payroll and financial system of record, a Lawson application software.  This system has facilitated our ability to record our reportable segments since January 2007.  However, prior to such time, we determined that we were not required to report separate segments due to the immateriality of the operating results of Aviation Services, nor did we have the system to facilitate the separate recording of Aviation Services transactions from Contract Flying.  Although we cannot disclose separately Aviation Services’ operating results prior to 2007, we will endeavor to restate, if practicable, prior-period segment data for comparative purposes of any new or changed reportable segments.

3.         Item 13. Certain Relationships and Related Transactions, and Director Independence, page 110.  You indicated that the information required by Item 13 is incorporated by reference to the information set forth in the definitive proxy statement for your 2008 annual stockholders meeting.  However, we were unable to find such information in your definitive proxy statement filed on April 10, 2008 for your annual stockholders meeting to be held on May 22, 2008.  Please ensure future filings comply with the disclosure requirements outlined in Items 404 and 407(a) of Regulation S-K.

            Response.  We believe that we complied with Item 407(a) and direct your attention to (i) the disclosure of the independence of all board members (except for our CEO) set forth on page 5 of the 2008 proxy statement, and (ii) the disclosure of the independence of all members of the company's three standing committees set forth on page 6 of the proxy statement.  We also believe that we complied with Item 404(a) because there were no relationships or related transactions required to be disclosed by that item.  In our future annual filings, we will include disclosure regarding policies for the review, approval or ratification of related person transactions under Item 404(b)(1).

4.            Quarterly Report on Form 10-Q for the Period Ended June 30, 2008 – Financial Statements - Consolidated Statements of Operations (Unaudited), page 1.  We note your presentation of “Special Charges” consisting of impairment charges to long-lived assets and goodwill through June 30, 2008.  Please note that income statement descriptions should be evaluated so that ordinary costs and write-offs are not characterized as restructuring or special charges.  It appears the impairments to long-lived assets and goodwill were as a result of normal impairment tests and are not “special” in nature.  Please revise future filings accordingly.

            Response.  Our description of “Special Charges” was intended to highlight the adverse results of our new seven-year capacity purchase agreement with Continental by amending and restating the then existing Continental capacity purchase agreement, effective July 1, 2008, and the terminations of our capacity purchase agreement and pro-rate agreement with Delta.  Beginning with our Form 10-Q for the nine months ended September 30, 2008, we will change the description on our statements of operations for such items to “Impairments of long-lived assets and goodwill.”

5.         Other.

            Response.  In connection with our response, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Securities and Exchange Commission (the “Commission”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact Robert Bickmore, Sr. Director - Controller (Chief Accounting Officer) at (832)353-1109.  I can reached at (832)353-1030.

Respectfully,

/s/ Phung Ngo-Burns
 Vice President and Chief Financial Officer
ExpressJet Holdings, Inc.

cc:  Salvatore Badalamenti, ExpressJet Holdings Audit Committee Chairman